Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the securities of Health In Tech, Inc.. that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain provisions of Nevada law, our Articles of Incorporation and our bylaws. The description is a summary, does not purport to be complete and is subject to and qualified in its entirety by reference to Nevada law and to our Articles of Incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K (our “Report”) for the fiscal year ended December 31, 2024 and are incorporated by reference herein.

As used herein, the terms “Company,” “we,” “our” and “us” refer to Health In Tech, Inc.., a Nevada corporation.

Authorized Capitalization

Pursuant to the Articles of Incorporation, we have three classes of stock: (1) Class A Common Stock; (2) Class B Common Stock, and (3) Series A Preferred Stock.

The total number of shares of stock that we have authority to issue is 220,000,000, consisting of 150,000,000 shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), 50,000,000 shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), and 20,000,000 shares of Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”).

Class A Common Stock and Class B Common Stock

The Articles of Incorporation provide for two classes of Common Stock, Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share and have certain rights to convert into, and under certain circumstances may be converted into, shares of Class A Common Stock on a one-for-one basis (subject to adjustment). Except as otherwise expressly provided in the Articles of Incorporation or as required by law, the holders of Series A Preferred Stock, the holders of Class A Common Stock, and the holders of Class B Common Stock vote together and not as separate classes. Except for the number of votes per share attributable to the Series A Preferred Stock and the Common Stock, there is no difference in voting rights or powers conferred by the Series A Preferred Stock and Common Stock; provided that, holders of Series A Preferred Stock have certain voting protections as set forth under “Series A Preferred Stock — Voting” below.

The Articles of Incorporation provide for optional conversion of the Class B Common Stock as described in the Articles of Incorporation. The holders of outstanding shares of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as our board of directors from time to time may determine, subject to the prior dividend rights of the Series A Preferred Stock. Our Class A Common Stock and Class B Common Stock is not entitled to pre-emptive rights and is not subject to redemption. Our Class A Common Stock is not subject to conversion. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Class A Common Stock and Class B Common Stock after payment of liquidation preferences to the holders of Series A Preferred Stock, if any, on any outstanding payment of other claims of creditors (see “Series A Preferred Stock — Liquidation Rights” below for additional information on liquidation preferences). The rights, preferences and privileges of holders of Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any other series of preferred stock that we may designate and issue in the future.

Series A Preferred Stock

In August 2023, all 6,769,358 of our Series A preferred stock outstanding was converted to Class A Common stock on a one to one basis and no shares of Series A preferred stock are outstanding as of the date of our Report.

Dividends

In any calendar year, the holders of outstanding shares of Series A Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Series A Preferred Stock payable in preference and priority to any declaration or payment of any distribution on our Common Stock in such calendar year. No distributions will be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated in the Articles of Incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders. The right to receive dividends on shares of Series A Preferred Stock are not cumulative, and no right to dividends accrue to holders of Series A Preferred Stock by reason of the fact that dividends on the shares are not declared or paid. Payment of any dividends to the holders of Series A Preferred Stock will be on a pro rata, pari passu basis in proportion to the dividend rates for Series A Preferred Stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount for each share of Series A Preferred Stock held by them equal to the sum of (i) the liquidation preference specified for such share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts pursuant to the liquidation rights, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

Right to Convert

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one share of Class A Common Stock.

Automatic Conversion

Each share of Preferred Stock automatically convert into shares of Class A Common Stock at the then-effective conversion ratio for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of Common Stock (whether Class A Common Stock, Class B Common Stock, or both), or (ii) upon the receipt by us of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

Voting

Each share of Series A Preferred Stock shall be a voting share with each share of Series A Preferred Stock having one (1) vote.

Approval of the holders of more than 50% of the outstanding shares of the Preferred Stock is required to approve any of the following: (a) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock; (b) increase or decrease the authorized number of shares of Series A Preferred Stock; (c) authorize or create or issue any new class or series of equity security having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with any series of Series A Preferred Stock or having voting rights other than those granted to the Preferred Stock generally; (d) enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the corporation; (e) authorize a merger, acquisition or sale of substantially all of our assets or any of our subsidiaries; (f) voluntarily liquidate or dissolve; or (g) amend any of these requirements in the Articles of Incorporation.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions or transactions that some stockholders may favor.

Authorized but Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our Bylaws require, unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall, to the fullest extent permitted by law, be the exclusive forum for any or all actions, suits, proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim, (a) brought in the name or right of our company or on our behalf; (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of our company to us or our stockholders; (c) arising or asserting a claim pursuant to any provision of Chapters 78 or 92A of the NRS or any provision of our Articles of Incorporation or Bylaws; (d) to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws; or (e) asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, our Bylaws provide that this exclusive provision forum will not apply to suits arising under (i) the Exchange Act or any other claim for which federal courts have exclusive jurisdiction and (ii) the Securities Act, as to which the Eighth Judicial District Court of Clark County, Nevada and the federal district court for the District of Nevada shall have concurrent jurisdiction.

Although we believe this provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies, a court (either in the State of Nevada or otherwise) may determine that this provision is unenforceable or inapplicable to a particular claim due to choice-of-law considerations. To the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Amendment of Articles of Incorporation or Bylaws.    Nevada law provides generally that a resolution of the board of directors is required to propose an amendment to a corporation’s Articles of Incorporation and that the amendment must be approved by the affirmative vote of a majority of the voting power of all classes entitled to vote, as well as a majority of any class adversely affected. Nevada law also provides that the corporation’s Bylaws, including any Bylaws adopted by its stockholders, may be amended by the board of directors and that the power to adopt, amend or repeal the Bylaws may be granted exclusively to the directors in the corporation’s Articles of Incorporation. Our Articles of Incorporation provide that they may be amended by the board of directors, in the now or hereafter prescribed by statute. Our Bylaws provide that they may be amended or repealed by the affirmative vote of a majority of our board of directors.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations.    The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors before such person became an interested stockholder or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

●	the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

●	the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with the “interested stockholder” or an affiliate or associate of the interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with the interested stockholder or an affiliate or associate of the interested stockholder: (a) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) representing more than 10% of the earning power or net income (determined on a consolidated basis) of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate of the interested stockholder, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation (other than under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution made pro rata to all stockholders of the corporation), (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate of the interested stockholder and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by the interested stockholder or an affiliate or associate of the interested stockholder.

In general, an “interested stockholder” means any person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) is an affiliate or associate of the corporation that beneficially owned, within two years prior to the date in question, 10% or more of the voting power of the then-outstanding shares of the corporation.

Control Share Acquisitions.    The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its “control shares” of an issuing corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the issuing corporation’s disinterested stockholders or unless the issuing corporation amends its Articles of Incorporation or Bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to the corporation or to the types of existing or future stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power of a corporation. Generally, once an acquirer crosses one of the foregoing thresholds, those shares acquired in an acquisition or offer to acquire in an acquisition and acquired within 90 days immediately preceding the date that the acquirer crosses one of the thresholds, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its Articles of Incorporation or Bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act.

At this time, we do not believe we have 100 stockholders of record resident of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

Dissenters’ Rights of Appraisal and Payment

Under Nevada law, with certain exceptions, as long as shares of our Class A Common Stock are traded on the Nasdaq Capital Market, holders of shares of our Class A Common Stock will not have dissenters’ rights to payment of an appraised fair market value for such shares in connection with a plan of merger, conversion, or exchange unless such action requires holders of a class or series of shares to accept for such shares anything other than cash, certain publicly traded shares or securities of certain investment companies redeemable at the option of the holder. To the extent that dissenters’ rights may be available under Nevada law, stockholders who properly request and perfect such rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Nevada Court.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favour, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1. 17755 US Highway 19 N. Suite 140. Clearwater, FL 33764.

National Securities Exchange Listing

Our Class A Common Stock is listed on Nasdaq under the symbol “HIT.”

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